Entergy Update
Entergy Update
Wolfe Research
Power and Gas Leaders Conference
Sept. 24, 2013
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

Caution Regarding Forward-Looking Statements and
Caution Regarding Forward-Looking Statements and
Regulation G Compliance
Regulation G Compliance
In this presentation, and from time to time, Entergy Corporation makes certain “forward-looking statements”
within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a)
those factors discussed in this presentation and in: (i) Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q and (ii) Entergy’s other reports and filings made under the
Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this presentation and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of
Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing.
This presentation includes the non-GAAP financial measures of normalized return on average common equity, gross liquidity, and debt to capital, excluding securitization debt, when describing Entergy’s results of operations and financial performance. We have prepared reconciliations of these financial measures to the most directly comparable GAAP measure. These reconciliations can be found on slides 37 – 39. Further information can be found in Entergy’s investor earnings releases, which are posted on our website at www.entergy.com.

2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about
TransCo and the proposed transactions. In addition, on July 24, 2013, Mid South TransCo LLC (“TransCo”) filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of
TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the
TransCo registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy
Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor
Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Entergy’s Scope of Operations Today
Entergy’s Scope of Operations Today
Entergy’s Scope of Operations
Entergy’s Businesses
•
30,000 MW electric generating capacity
•
One of the nation’s leading nuclear generators
•
2.8 million utility customers
•
More than $10 billion revenues
•
~15,000 employees
Utility
•
6 vertically integrated electric utilities
•
4 contiguous states – Arkansas, Louisiana,
Mississippi, Texas
•
~22,000 MW generating capacity
•
~15,400 circuit miles of interconnected
high-voltage transmission lines
1 Entergy plans to close and decommission the Vermont Yankee plant at the end of its current operating cycle in 4Q14
2 In August 2013, Entergy signed agreements to sell Entergy Solutions District Energy, closing expected by the end of 2013
Entergy Wholesale Commodities
6 nuclear units owned at 5 sites (5,011 MW)
1
2 gas, 1 gas / oil facilities (1,340 MW)
2 wind facilities (80 MW)
2 coal facilities (181 MW)
1 nuclear plant managed (800 MW)
District Energy systems

(5 retail regulators)

Strategic Imperatives –
Strategic Imperatives –
Simplify and Optimize the Business
Simplify and Optimize the Business
•
Execute MISO / ITC
•
Grow Utility business
(e.g., economic development)
•
Continue to develop and implement
productive regulatory constructs
•
Improve EWC results
•
Optimize the organization through
human capital management
•
Maintain financial flexibility
•
Align corporate
culture
Our Mission:
Create Sustainable Value
for Stakeholders

Joining MISO on Track for December 2013 Cutover
Joining MISO on Track for December 2013 Cutover
Projected savings of ~$1.4 billion in
first ten years
Enhanced independence, transparency
Extensive training under way to prepare
for transition
Over 600 employees have clocked more
than 239,000 hours since 2011
On track to integrate into MISO
Entergy System Agreement
EAI will respond to APSC’s 9/18/13 Show Cause Order concerning MISO; EAI’s application remains pending before the Missouri Public Service Commission
•
EAI and EMI will exit in December 2013 and November 2015, respectively
•
ETI scheduled to provide its notice to terminate participation by end of October 2013
– The Utility operating companies continue to engage with the retail regulators to search for a consensual means of allowing ETI to exit the System Agreement early
– The Utility operating companies committed to file with FERC by 10/18/13 their proposal on the appropriate notice termination period for the System Agreement

Re-filing ITC Transaction Application in Texas
Re-filing ITC Transaction Application in Texas
Singular focus on transmission
Opportunities for employees, customers and
communities and increased strategic flexibility and
strength for Entergy
Independent transmission company promotes robust
market
Ultimately expected to result in lower delivered energy
price (i.e., lower rates) for customers
Proposed rate mitigation plan aligns the realization of
the benefits the transaction offers to customers and the
rate effects resulting from ITC’s higher cost of capital
Next Steps:
After re-filing joint application in Texas (Docket No. 41850), procedural schedules to be re-established / set in AR, LA, NO and TX; also pending before Missouri PSC
Post-hearing briefs, MS Public Utilities Staff testimony and EMI / ITC response to MS
Staff’s proposed conditions due 9/25/13
Timing for decisions will be dependent upon jurisdictional procedural schedules;
revised closing date not yet settled on

Projecting Moderate Sales Growth
Projecting Moderate Sales Growth
Long-term Weather-Adjusted Sales Growth
%
What to Watch For
???
1.25 –
1.75
0.25 –
0.50
1 – 1.25
7
Industrial development –
significant opportunities
Economic growth outside of
industrial development – region
expected to more closely follow
national trends
Energy efficiency – smaller
homes, more efficient appliances,
increased awareness
Demand side management –
programs that intensify EE
expanded to all jurisdictions
Year-to-year growth can vary
depending on size and timing of
projects

Seeking to Capitalize on Regional Advantages
Seeking to Capitalize on Regional Advantages
Estimated Capital Expenditures for
Announced Economic Development Projects
1
$B
Chemicals (14 projects)
Transportation &
Warehousing (4 projects)
Steel, Metals (4 projects)
Refining (2 projects)
Wood, Pulp & Paper (6 projects)
Other (15 projects)
Approximately 1,500 – 2,000
MW of potential load
Expected to be in service over
the 2013 – 2018 period
Over 10% are under
construction or were completed
in 2013
Announced projects could
result in more than 27,000 new
jobs, of which nearly 11,000
would be direct
1 Based on available information
Selected as one of the top utilities in
economic development by Site Selection
magazine for sixth consecutive year (9/13/13)
0
10
20
30
40
50
60

Estimated Capital / Non-Capital Split
%
Investment Types
Focusing on Efficient Operations and Prudent Investment
Focusing on Efficient Operations and Prudent Investment
Human Capital Management:
Targeting $200 – 250M in Savings
Capital
~10 – 20
Estimated Business Segment Split
%
EWC
~35 – 40
Utility
~60 – 65
Non-
Capital
~80 – 90
Ninemile 6 CCGT
~$721M through 2015
Environmental compliance
Level depends on future regulation
Post-Fukushima requirements at Utility
~$230M (capital) for 2012 – 2018
Routine Utility maintenance
~$930 – 990M annually
Other investments
Smart meters, smart grid, others?
Transmission infrastructure
Depends on outcome of ITC
transaction

Taking Action to Improve EWC Results
Taking Action to Improve EWC Results
Revenue – Lower Hudson Valley
Capacity Zone
Costs
Structure – Sell District Energy Structure – Close VY
“We conclude that creating
a new capacity zone is necessary to
provide more accurate price signals over
the long run to encourage
new investment in the new capacity zone
when it is needed.”
--8/13/13 Order
Implementation of HCM organizational
changes was accelerated for EWC’s non-
nuclear operations
Looking at other efforts to lower costs
and improve productivity and reliability
Buyer
Brookfield Infrastructure
Partners, L.P. and other
institutional investors
Price $130M + closing adjustments
Book Value ~$90M (at 6/30/13)
Targeted
Close
2013, subject to various
governmental and customer
approvals
•
Forgoes only ~15% of potential
upside in power prices
•
$150 – $200M cash flow improvement,
reduces parent debt
•
Expected to be modestly accretive to
operational earnings within 2 years after
shutdown
(assumes end of operations in
4Q14, after which plant placed into SAFSTOR)
•
Improved business risk profile
•
Allows greater transactional flexibility
Outage planning and execution
Preventive maintenance optimization
Improve predictability of project cost
and schedule performance

Advocating for Wholesale Market Design and Public Policy
Advocating for Wholesale Market Design and Public Policy
Changes
Changes
We believe that the current market design in the Northeast
is not sustainable in the long run and needs to be reassessed
ISOs need to work with FERC, national and regional policymakers and other stakeholders to develop a market design which is robust in the long run and results in a balanced, diversified portfolio
ISOs need to work with FERC, national and regional policymakers and other stakeholders to develop a market design which is robust in the long run and results in a balanced, diversified portfolio
11
Any electric system (or market) must meet
the following long-term objectives:
Considerations
Ensure reliable service to customers
Be environmentally sustainable
Be economically sustainable for both investors and customers
Subsidization of certain technologies
Out-of-market power purchase agreements for new resources based on cost of service
Markets and public policies need to support key attributes, including reliability, resource performance, diverse portfolio and environmental benefits
Short-term vs long-term compensation

Summary
Summary

•
A Growing Utility
-
A solid utility with reasonable rates, moderate sales growth and continued investment needs
-
Initiatives to lower costs and improve efficiency for customers and employees, supporting investment, reasonable rates
-
Regional advantages producing significant development for
communities, customers and return for investment to serve
them
•
A Focus on Improving Entergy Wholesale Commodities
-
Taking action to capitalize on revenue opportunities, reduce costs and optimize the portfolio
-
While preserving stakeholder benefits (diversity, reliability, environmental, jobs, etc.) of the remaining assets
•
Objective by mid-2014 – a simpler company with an improved
value proposition for all stakeholders

Entergy Update Entergy Update Wolfe Research Power and Gas Leaders Conference Sept. 24, 2013

14 Appendix I Appendix I Additional Information Additional Information

Utility
Utility
Business Purpose
We grow the business by
providing customers with low-
emission, reliable energy at
reasonable cost; superior service;
a strict focus on safety;
operational excellence and
engaged employees

The Utility Operating Companies
The Utility Operating Companies
•
Electric utility
•
673,000 electric customers
•
Authorized ROE range:
9.45 – 11.05%
•
Base rate case filed
2/15/13
•
Electric and gas utility
•
387,000 electric customers
•
92,000 gas customers
•
Authorized ROE ranges:
•
Base rate case filed
2/15/13 for electric
•
Rate Stabilization Plan in
place for gas
•
Electric utility
•
696,000 electric customers
•
Authorized ROE: 10.2%
•
Base rate case filed 3/1/13
Entergy Louisiana
Entergy Gulf States
Louisiana
Entergy Arkansas
•
Electric utility
•
417,000 electric customers
•
Authorized ROE: 9.8%
•
Rate case currently
planned to be filed in 3Q13
Entergy Texas
•
Electric and gas utility
•
165,000 electric customers
•
102,000 gas customers
•
Authorized ROE ranges:
•
Electric and gas rate
cases currently planned to
be filed in 3Q13
Entergy New Orleans
•
Electric utility
•
440,000 electric customers
•
TY 2012 FRP filed ROE
range: 9.76 – 11.83%
(including performance
factor)
•
Formula Rate Plan
Entergy Mississippi
Overview of Utility Operating Companies
Electric Retail Customer
Breakdown
2012; % of MWh sales
Generation Portfolio
2012; % of MW, Owned and Leased
Nuclear
Coal
Gas / Oil /
Hydro
Residential
32
Commercial &
Governmental
29
Industrial
39
10
24
66
-
Electric 9.9 – 11.4%
-
Gas 9.45 – 10.45%
-
Electric 10.7 – 11.5%
-
Gas 10.25 – 11.25%
Capability

Entergy Arkansas Regulatory Highlights
Entergy Arkansas Regulatory Highlights
Rate Case Filed March 1, 2013 (Docket No. 13-028-U)
2012 Return on Equity; %
1 See slide 37 for calculation
•
12/31/12 test year + known and measurable changes and rate
base closed to plant in service through 12/31/13
•
Rate base (last approved $3.996B)
-
$4.875B (MISO-only)
2,3
•
EAI rebuttal testimony, based on 12 months actuals and MISO-
only scenario
2
-
Rate increase of $159M
3
(base rates and riders)
Estimated full year net income impact of request ~$35M
-
4.71% WACC (10.4% ROE, 29.0% equity ratio, including
accumulated deferred income taxes at 0% cost)
-
MISO Rider reduced $2.7M to eliminate return component
on deferrals
-
Capacity Cost Recovery Rider (Rider CCR) unchanged
•
Staff surrebuttal testimony*, based on 12 months actuals and
MISO-only scenario
-
Rate increase of $104M* (base rates and riders)
-
4.37% WACC (9.6% ROE, 28.9%* equity ratio, including
accumulated deferred income taxes at 0% cost)
-
$4.770B* rate base
-
Excludes intercompany life-of-unit wholesale baseload
contracts which reduces rate base ~$107M as well as
corresponding revenue and expense line items
-
Supports MISO rider and recovery of 495 MW PPA
Date Event
9/23/13 EAI sur-surrebuttal testimony
10/14/13 Deadline for settlements
10/22/13 Hearing begins
~1/1/14 Decision expected (10-month
statutory deadline)
EAI Rate Case Procedural Schedule
2 MISO / ITC scenario not updated in rebuttal testimony
3 Excludes intercompany life-of-unit wholesale baseload contracts which reduces rate base ~$107M and increases rate deficiency ~$1.5M
* Reflects updates since 9/13/13 Barclays CEO Energy-Power Conference
9.6 9.8
Book Normalized
1

Entergy Gulf States Louisiana Regulatory Highlights
Entergy Gulf States Louisiana Regulatory Highlights
2012 Return on Equity; %
Rate Case Filed Feb. 15, 2013 (Docket No. U-32707)
2
•
6/30/12 test year + known and measurable changes and rate
base closed to plant in service through 12/31/13
•
Rate base (last approved $2.405B)
-
$2.666B (MISO-only), $2.147B (MISO / ITC)
•
Requesting:
-
Rate increase of $24M (MISO-only scenario) or $28M (MISO
/ ITC scenario)
Estimated full year net income impact of request ~$(5)M
-
8.18% WACC (10.4% ROE, 51.72% equity ratio)
-
FRP with continuation of capacity mechanism outside FRP
(3 years, 9.65 – 11.15% ROE band)
-
Transmission Cost Recovery Rider (MISO / ITC) /
Incremental Transmission Revenue Requirements Rider
(MISO-only)
Other Recent Developments
•
Applications filed 4/9/13 and 5/15/13
regarding Isaac restoration costs
(Docket U-32764)
-
Seek approval to recover costs
(~$70M for EGSL) and replenish
storm reserves
-
Hearing scheduled for October
2013
1 See slide 37 for calculation
Date Event
11/1/13 Staff / intervenor direct
1/10/14 EGSL rebuttal
2/10/14 Hearing begins
April 2014 New rates expected to become effective
EGSL Rate Case Procedural Schedule
2 See also fact sheet posted on Entergy’s website at www.entergy.com/investor_relations
11.7 11.4
Normalized
1
Book

Entergy Louisiana Regulatory Highlights
Entergy Louisiana Regulatory Highlights
2012 Return on Equity; %
Rate Case Filed Feb. 15, 2013 (Docket No. U-32708)
2
•
6/30/12 test year + known and measurable changes and rate
base closed to plant in service through 12/31/13
•
Rate base (last approved $3.560B)
-
$4.475B (MISO-only), $3.822B (MISO / ITC)
•
Requesting:
-
Rate increase of $144M (MISO-only scenario) or $168M
(MISO / ITC scenario)
Estimated full year net income impact of request ~$60M
-
8.19% WACC (10.4% ROE, 52.8% equity ratio)
-
FRP with continuation of capacity mechanism outside
FRP (3 years, 9.65 – 11.15% ROE band)
-
Transmission Cost Recovery Rider (MISO / ITC) /
Incremental Transmission Revenue Requirements Rider
(MISO-only)
Other Recent Developments
•
Applications filed 4/9/13 and 5/15/13
regarding Isaac restoration costs (Docket
U-32764)
-
Seek approval to recover costs
(~$220M for ELL) and replenish storm
reserves
-
Hearing scheduled for October 2013
•
ELL rate case for Algiers territory filed
3/28/13 at CCNO
-
Requested $13M increase over 3
years
-
10.4% ROE
-
FRP and riders consistent with LPSC
rate case
Event LPSC CCNO
Staff / intervenor direct; Advisors 10/11/13 11/11/13
ELL rebuttal 11/22/13 1/24/14
Advisors, intervenor surrebuttal n/a 2/24/14
ELL rejoinder n/a 3/19/14
Hearing begins 12/11/13 4/22/14
New rates expected to become effective April
2014
2Q14
ELL Rate Case Procedural Schedules
1 See slide 37 for calculation
2 See also fact sheet posted on Entergy’s website at www.entergy.com/investor_relations
10.1
6.6
Normalized
1
Book

Entergy Mississippi Regulatory Highlights
Entergy Mississippi Regulatory Highlights
2012 Return on Equity; %
1
2012 Test Year FRP Filed March 15, 2013;
Revised April 30, 2013 (Docket No. 2009-UN-388)
•
ROE midpoint is 10.80% ROE (10.06% + 0.74%
performance factor); 9.76 – 11.83% range
•
48.21% common equity ratio
•
$1.74B rate base (does not include Attala or Hinds,
which are recovered through Power Management Rider)
•
On 8/13/13, the MPSC unanimously approved the joint
stipulation concerning EMI’s 2012 test year FRP
-
Without agreeing to any specific disallowances, the
stipulation provides for a $22.3M rate increase
Estimated full year net income impact ~$13.8M
-
Annualized change in rates became effective with
September 2013 bills
Annual Storm Reserve Accrual (Docket No. 12-UN-424)
•
On 9/10/13, the MPSC approved a joint stipulation increasing the annual storm reserve accrual to $21M from current level of $9M
1 See slide 37 for calculation
(per EMI / Staff
stipulation)
10.59
Point of
Adjustment
Book Earned
5.1
8.2
9.0
Normalized

Entergy New Orleans Regulatory Highlights
Entergy New Orleans Regulatory Highlights
2012 Return on Equity; %
1
Base Rate Case
•
ENOI currently expects to file a base rate case in late 3Q13
-
CCNO’s approval for ENOI’s 20% participation in the Ninemile 6 CCGT under construction contemplates that a base rate case will be filed at least one year prior to the estimated in-service date
-
The new plant, which was previously expected to go into service in the first part of 2015, is currently ahead of schedule
•
After filing, rates will be adjusted, including necessary riders, for the recovery of MISO costs; assuming completion of the proposed spin-merge transaction with ITC, ENOI will also be seeking rider recovery of
ITC costs
2011 Test Year FRP (Docket No. UD-08-03)
•
$0.295B electric rate base, $0.09B gas rate base
•
Electric: 8.58% WACC and 50.08% common equity ratio
•
Gas: 8.40% WACC and 50.08% common equity ratio
•
On 8/8/13, the CCNO approved a “black box” settlement resolving the remaining open items in the 2011 test year FRP
-
Stipulation provides for a $6.5M electric rate decrease; when combined with previous rate increase implemented in October
2012, results in a $1.6M decrease from pre-October 2012 rates
-
No change in gas rates
-
Electric rate change will be retroactive to October 2012
1 See slide 37 for calculation
8.5 8.4
Book Normalized
Estimated full year net income impact of settlement ~$(1.0)M

Entergy Texas Regulatory Highlights
Entergy Texas Regulatory Highlights
Recent Rate Case Proceedings
•
ETI currently expects to file a rate case in 3Q13 (Docket No. 41791)
•
Purchased Power Capacity Rider approved 5/9/13 (Docket No. 39246)
•
Appeals of rate case order pending in Travis County Court, decision expected by year-end (Dockets No. D-1-GN-12-003721 and D-1-GN-13-
000121)
Paths for Improving ROE in Texas
2012 Return on Equity; %
Proceeding Amount ($M)
2007 rate case rate change in January 2009 46.7
2009 rate case rate changes in:
May 2010 17.5
August 2010 41.5
May 2011 9.0
2011 rate case rate change in July 2012 27.7
Total 142.4
Key Factors of 2011 Rate Case
•
$1.677B rate base
•
8.27% WACC
•
49.92% common equity ratio
•
9.8% authorized ROE
1 See slide 37 for calculation
Book Normalized
1
4.8
6.4

System Energy Resources Regulatory Highlights
System Energy Resources Regulatory Highlights
2012 Return on Equity; %
1
3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13
Rate base 1.1 1.1 1.0 1.0 1.7
2
1.7 1.6 1.5
System Energy Rate Base
Last-calculated as of quarter-end date; $B
2 Increase from Grand Gulf extended power uprate being placed in service
•
SERI’s principal asset currently consists of an ownership interest and a leasehold interest in the Grand Gulf Nuclear Station
•
8.97% WACC (10.94% ROE and 64% common equity ratio at
12/31/12, where sale / leaseback is excluded from capital
structure; it is treated as an operating lease and recovered as an
O&M cost)
•
Capacity and energy from SERI’s 90% interest is sold under the
Unit Power Sales Agreement to its only four customers – EAI
(36%), ELL (14%), EMI (33%) and ENOI (17%)
•
178 MW extended power uprate at Grand Gulf completed and
placed in service in mid-2012
Overview
1 See slide 37 for calculation
13.7
14.3
Book Normalized

Entergy Wholesale Commodities
Entergy Wholesale Commodities
Business Purpose
We focus on best-in-class
operational efficiency, safety,
security and reliability while
continually seeking to optimize
our portfolio of assets in an
ever-dynamic market
Note: Entergy plans to close and decommission the Vermont Yankee plant at the end of its current operating cycle in 4Q14; in August 2013, Entergy signed agreements to sell Entergy Solutions District Energy, closing expected by the end of 2013

EWC –
EWC –
Hedging for Asymmetrical Upside Opportunity
Hedging for Asymmetrical Upside Opportunity
EWC Nuclear Revenue Sensitivity on Contracted Energy
Based on market prices as of June 30, 2013
1
Market Price Change, $/MWh
2015
Balance
of 2013
Avg expected
contracted
revenue/MWh
$46 on ~18 TWh
$46 on ~30 TWh
$48 on ~16 TWh
2014
1 Reflects decision to close Vermont Yankee in 4Q14
(10)
(5)
0
5
10
(20) (10) 0 10 20

Northeast Energy Markets –
Northeast Energy Markets –
Forward Power Prices
Forward Power Prices
Northeast Nuclear Fleet Forward Energy Prices
January 2012 – September 2013; around-the-clock $/MWh; excludes Palisades
At 9/13/13
Bal 2013
1
$44
Cal 2014
$45
Cal 2015
$45
1 Starting in January 2013, the dotted 2013 line reflects balance of the year prices, which are affected by seasonality and therefore not directly comparable to a calendar year strip
Source: Derived from third-party data service
35
40
45
50
Jan-12
Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13

Northeast Capacity Markets –
Northeast Capacity Markets –
Cleared Auctions
Cleared Auctions
NYISO Auction – Cleared Capacity Prices
For delivery June 2010 – October 2013; $/kW-mo
ISO-NE Capacity Prices
For delivery June 2010 – May 2017; $/kW-mo
0
1
2
3
4
5
6
Jun-10 Oct-10 Feb-11 Jun-11 Oct-11 Feb-12 Jun-12 Oct-12 Feb-13 Jun-13 Oct-13
Spot
Monthly
(weighted average by amount sold)
Strip
0
1
2
3
4
5
Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17
Forward Capacity Auctions
Reconfiguration Auctions
Monthly Auctions

NY Capacity Market –
NY Capacity Market –
Lower Hudson Valley Zone Status
Lower Hudson Valley Zone Status
NYISO 2013 Auction Simulation
Capacity price estimates with new capacity
zone (NCZ), $/kW-mo
Zones
Scenario NYCA Zone J Zone K NCZ
August 2013 (Summer)
No NCZ 4.56 15.16 7.59
With NCZ 4.37 15.16 7.59 9.34
November 2013 (Winter)
No NCZ 2.29 7.91 3.77
With NCZ 2.07 7.91 3.77 5.35
G
H
G
I
J
Lower Hudson
Valley Zone
Rest of State
New Capacity Zone Development Schedule 2013
NYISO issues report on NCZ study results, identified LHV needed as a new capacity zone Jan. 14
March 1
NYISO files tariff changes with FERC to establish NCZ April 30
Deadline for comments / protests May 21
FERC order approving tariff changes Aug. 13
FERC order (re: mitigation and exemption rules for LHV) Jun. 6
May Aug
Nov. 29
First auction with Lower Hudson Valley capacity zone in April 2014 (for Summer 2014 strip)
Rest of State     New York City       Long Island
Source:  NYISO
1
2 3
1
2 3
Review recommendation for ICAP demand curves (incl. demand curve for any new locality)
NYISO determines indicative locational capacity requirements for new capacity zone
NYISO files with FERC for ICAP demand curves (incl. demand curve for any new locality)

Indian Point –
Indian Point –
License Renewal Status
License Renewal Status
“Timely renewal”
protection
applies
Coastal Zone
Management
(3 paths)
Water
Quality
Certification
NRC License
Renewal
NRC issued letter in August 2013 acknowledging that
IP2 will enter period of extended operation under its
existing license on 9/28/13
In Atomic Safety and Licensing Board hearing process
NYS Dept. of Environmental Conservation’s expert
report filed in June 2013 acknowledged that closed
cycle cooling is an extremely costly, highly
challenging and not clearly available technology for IP
In June 2013, the ASLB denied on procedural
grounds Entergy’s motion for declaratory order that
no Coastal Zone Management review is needed
Entergy has right to re-file after NRC / NYS / ETR
consultation process, which has not yet occurred
Oral argument scheduled for 9/27/13 on Entergy’s
appeal of NYS Dept. of State’s decision denying that
IP is grandfathered under NY CZM program
Consistency determination filing declared complete
by NYS DOS in June 2013, triggering 6-month review
period
Report did not address wedgewire screens

Proceeding
Recent Developments

Decommissioning –
Decommissioning –
SAFSTOR at Licensee Option
SAFSTOR at Licensee Option
Source: NRC Fact Sheet on Decommissioning Nuclear Power Plants (http://www.nrc.gov/reading-rm/doc-collections/fact-sheets/decommissioning.html)
NRC regulations (Title 10 of the Code of Federal Regulations, Part 20 Subpart E, and Parts 50.75, 50.82, 51.53 and 51.95)
NRC Regulation on Decommissioning Alternatives
Licensees may choose from three alternative decommissioning strategies:
•
•
•
The licensee may also choose to adopt a combination of the first two choices in which some portions of the facility are dismantled or decontaminated while other parts of the facility are left in SAFSTOR
Decommissioning must be completed within 60 years of the plant ceasing operations; a time beyond that would be considered only when necessary to protect public health and safety in accordance with NRC regulations
DECON (prompt dismantlement) – soon after the nuclear facility closes
SAFSTOR (delayed dismantlement) – facility is maintained and monitored in a condition that allows the radioactivity to decay; afterwards, it is dismantled and decontaminated
ENTOMB – radioactive contaminants are permanently encased on site in structurally sound material, such as concrete, and appropriately maintained and monitored until the radioactivity decays to a level permitting restricted release of the property (to date, no NRC-licensed facilities have requested this option)

Decommissioning –
Decommissioning –
Decon vs SAFSTOR
Decon vs SAFSTOR
DECON
(Prompt Dismantlement)
SAFSTOR
(Delayed Dismantlement)
•
Higher spending in early
years
•
After transition, site
decontamination
•
Collapse NRC license to
Independent Spent Fuel
Storage Installation
•
Maintain ISFSI
•
Put site in “cold and dark”
state for up to ~50 years
(minimal decontamination)
•
Thereafter, site
decontamination (must
complete within 60 years of
shutdown)
Factors of Analysis
•
Worker safety / lower radiation exposure to workers
•
Slightly lower radwaste disposal volume
•
Level of decommissioning fund
•
DOE spent fuel removal schedule
•
Availability of disposal facilities
•
Evolving technology
Cumulative
Spending
Illustrative
Trust Bal
Illustrative
Cum Spending
Trust Bal

Decommissioning –
Decommissioning –
Initial Activities
Initial Activities
Licensees shall not perform major decommissioning activities until certification of permanent cessation of operation, PSDAR
1
and certification of permanent fuel
removal from the reactor have been submitted
1 Licensee cannot perform major decommissioning activities until 90 days after PSDAR submittal (assuming no NRC notice of deficiencies)
Regulatory processes include:
Operational activities include:
Develop and submit Post Shutdown
Decommissioning Activities Report filing
(PSDAR)
Due within 2 years after shutdown
(can submit before shutdown)
NRC review, including local public
meeting
Assumed accepted 90 days after
filing, unless NRC challenges
Develop and file site specific estimate
Due with PSDAR
Will determine whether any other
financial assurance may be required and
will specifically address funding for spent
fuel management
Defuel reactor vessel, move spent
fuel from wet to dry storage, drain
and de-energize systems
Evaluate decommissioning trust
fund investment mix (fixed
income vs growth)
Adjust staffing levels
Operating license continues until
NRC approves licensing change

Decommissioning –
Decommissioning –
SAFSTOR Long-term Process
SAFSTOR Long-term Process
Shutdown
(expect within 10 years)
Move fuel from reactor vessel to fuel pool
Decommissioning Process Overview
Assuming SAFSTOR
Decontamination and dismantlement
SAFSTOR
Final site survey and termination of license
Site restoration, if applicable
(not regulated by NRC)
Planning
Access to Decommissioning Fund
•
Up to 3%
2
for planning (before
final shutdown)
•
Balance available 90 days after
the PSDAR / Site Specific Cost
estimate are filed
•
Funds are not available for
spent fuel storage until an
exemption is issued by the
NRC
Withdrawals must comply with
NRC regulations, trust
requirements
Complete movement of fuel to ISFSI
1
1 Independent Spent Fuel Storage Installation
2 % of NRC minimum value calculated under 10 CFR §50.75(c)
Transfer fuel from pool to ISFSI
1
Illustrative

Credit and Financial Metrics
Credit and Financial Metrics
Credit Ratings
Financial Metrics
Gross Liquidity, $B
Debt to Capital, %
Cash Flow Interest
Coverage, times
Excluding
Securitization
59.0
4.1
Cash / Cash
Equivalents
Revolver
capacity
1 Senior secured ratings
2 Corporate credit rating
0.3
3.8
2Q13
57.3
2Q13
5.8
LTM 2Q13
34
Entity
Standard & Poor’s Moody’s
Rating Outlook Rating Outlook
Entergy
Arkansas
1
A- Stable A3 Stable
Entergy Gulf
States Louisiana
A- Stable A3 Stable
Entergy Louisiana
A- Stable A3 Stable
Entergy
Mississippi
A- Stable Baa1 Stable
Entergy New
Orleans
1
A- Stable Baa3 Stable
Entergy Texas
A- Stable Baa2 Stable
System Energy
Resources
A- Stable Baa1 Stable
Entergy Corp
BBB Stable Baa3 Stable
2
1
1
1
1
1

Preliminary –
Preliminary – Key Earnings Drivers for 2014
Key Earnings Drivers for 2014
Utility
•
Transmission spin-merge transaction
•
•
Effects of HCM effort
•
Other non-fuel O&M expense changes, including compensation / benefits
(e.g., pension discount rate)
•
Sales growth, including effects of energy efficiency and industrial expansions
EWC
•
Commodity markets and hedging strategies
•
Finalization of the new Lower Hudson Valley capacity zone
•
Vermont Yankee closing implications
•
Timing of outages
•
Environmental regulations, economic growth, market heat rates and energy conservation
•
Fuel and non-fuel O&M expense, including HCM and compensation / benefits
(e.g., pension discount rate)
•
Depreciation expense / declining useful life of nuclear assets
Corporate /
Other
•
Interest expense
•
Effective income tax rate (can vary from year to year, from business to business)
•
Potential portfolio management activities
Preliminary 2014 Drivers
Rate actions and other regulatory proceedings, including current base rate cases filed in Arkansas and Louisiana, Mississippi FRP (change for 2012 TY approved and to-be-filed 2013 TY) and to-be-filed cases in Texas and New Orleans

36 Appendix II Appendix II Regulation G Reconciliations Regulation G Reconciliations

Regulation G Reconciliations
Regulation G Reconciliations
Table 1: Return on Average Common Equity – Reconciliation of GAAP to Non-GAAP Measures
2012
($ in millions)
EAI EGSL ELL EMI ENOI ETI SERI Utility
As-reported earnings available to common stock (a) 145.5 158.2 274.1 43.9 16.1 42.0 111.9 943.0
Add back:
Preferred dividend requirements (b) 6.9 0.8 7.0 2.8 1.0 17.3
Income taxes (c) 94.8 52.6 (128.9) 58.7 7.2 33.1 77.1 49.3
As-reported income before income taxes (d) = (a)+(b)+(c) 247.2 211.6 152.2 105.4 24.3 75.1 189.0 1,009.7
Less certain items (pre-tax):
Transmission business spin-merge expenses (e) (13.3) (4.7) (6.7) (7.6) (0.9) (4.8) (38.1)
Weather (f) 5.5 (6.9) (8.3) (5.8) (2.1) (7.0) (24.6)
Regulatory credit for tax sharing agreement (g) (27.7) (137.1) (164.7)
Normalized income before taxes (h) = (d)-(e)-(f)-(g) 255.0 250.9 304.3 118.9 27.3 86.8 189.0 1,237.1
State-specific standard income tax rate (i) 39.2% 38.5% 38.5% 38.3% 38.5% 35.0% 38.3% 38.5%
Income tax at state-specific standard rate (j) = (h)*(i) 100.0 96.5 117.1 45.5 10.5 30.4 72.3 476.3
Normalized earnings applicable to common stock (k) = (h)-(j)-(b) 148.1 153.5 180.2 70.6 15.9 56.4 116.7 743.5
Average common equity (l) 1,511.9 1,348.4 2,717.7 857.7 188.4 876.8 816.6 7,990.7
As-reported return on average common equity (a)/(l) 9.6% 11.7% 10.1% 5.1% 8.5% 4.8% 13.7% 11.8%
Normalized return on average common equity (k)/(l) 9.8% 11.4% 6.6% 8.2% 8.4% 6.4% 14.3% 9.3%
1 Utility does not total to the sum of the legal entities presented due primarily to Entergy Louisiana Holdings income taxes, partially offset by an EGSL correction of regulatory asset for income taxes reflected at Utility but not at EGSL as the correction was presented at EGSL as revisions to its prior period financial statements
Calculations may differ due to rounding
1

Regulation G Reconciliations
Regulation G Reconciliations
Table 2: Gross Liquidity
Reconciliation of GAAP to Non-GAAP Measures
As of June 30, 2013
($ in millions)
2Q13
Cash and cash equivalents (a)
311
Revolver capacity
(b)
3,819
Gross liquidity
(a)+(b)
4,130

Regulation G Reconciliations
Regulation G Reconciliations
Table 3: Debt to Capital Ratio, Excluding Securitization Debt
Reconciliation of GAAP to Non-GAAP Measures
As of June 30, 2013
($ in millions)
2Q13
Gross debt (a)
13,747
Less securitization debt
(b)
927
Gross debt, excluding securitization debt
(c) = (a)-(b)
12,820
Total capitalization
(d)
23,302
Less securitization debt
(b)
927
Total capitalization, excluding securitization debt
(e) = (d)-(b)
22,375
Debt to capital ratio
(a) / (d)
59.0%
Debt to capital ratio, excluding securitization debt
(c) / (e)
57.3%